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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                   -----------

 [x] Form 10Q                      NOTIFICATION OF LATE FILING

  Part I  Registrant Information:


                          STORAGE COMPUTER CORPORATION
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                DELAWARE                                      02-0450593
     (State or other jurisdiction of                       (I.R.S. Employer
     incorporation or organization)                       Identification No.)

 11 RIVERSIDE STREET NASHUA, NEW HAMPSHIRE                    03062-1373
 (Address of Principal Executive Offices)                     (Zip Code)

                                 (603) 880-3005
              (Registrant's telephone number, including area code)

Part II Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25 the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

 X (b) The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date.

     (c) The accountant statement or other exhibit required be Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

     On January 12, 1999, the Company's Chief Financial Officer resigned for personal reasons. On March 31, 1999, the Company's Controller resigned for personal reasons. The Company is a multi-national entity with complex accounting disclosure requirements for submission of Form 10-Q.

Part IV - Other Information

     Name and telephone number of person to contact in regard to this information

     Theodore J. Goodlander            (603)                880-3005
     ----------------------           ---------         ----------------
           Name                       Area Code         Telephone Number

     Have all other periodic reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days been
filed?                                     Yes   X        No
                                               -----         -----


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     Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                              Yes   X        No
                                               -----         -----


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Sales as compared to the corresponding period for the last fiscal year have decreased significantly. Also, a loss will be incurred for the three months ending March 31, 1999 versus a profit realized during the corresponding period for the last fiscal year. A reasonable estimate of the results cannot be made because the data has not yet been compiled.

     STORAGE COMPUTER CORPORATION has caused this notification to be signed on its behalf by (Exact name of Registrant as specified in its charter) the undersigned thereunto duly authorized.


Date  May 14, 1999            By  /s/ Theodore J. Goodlander
    ---------------               ----------------------------------------
                                      Theodore J. Goodlander, President, CEO